CAMINUS ANNUAL REPORT 2001

CAMINUS

Your Competitive Edge In Energy

CAMINUS

With a client base of more than 300 of the world's leading energy enterprises, Caminus Corporation (Nasdaq: CAMZ) is the leading provider of software and services for integrated energy trading, transaction processing, risk management, and decision support. Our customers include many of the largest utilities, generating companies, energy traders and marketers, gas producers, processors, pipelines, gathering companies, distribution companies, and public agencies throughout North America and Europe.

Caminus' software systems enable energy market participants to manage complex risk scenarios, effectively execute transactions, profit from new market opportunities, and manage complex business processes across multiple commodities. In addition, the company provides strategic consulting services that help leading energy companies survive and prosper in a complex and volatile marketplace.

Caminus supports a global workforce of more than 500, including energy industry subject matter experts in physical commodity and financial trading, risk management, advanced analytics, strategic planning, and software development. These highly experienced professionals ensure that our software and services provide real-world performance and maximum value to our customers.

Financial HIGHLIGHTS

(in thousands, except per share data)

	1998*	1999	2000	2001
Revenues	$9,626	$26,910	$51,714	$74,717
**Pro forma net income (loss)	(122)	1,595	7,551	8,984
**Pro forma EPS	(0.02)	0.15	0.49	0.55
Cash and investments	2,771	662	41,664	42,027
Total assets	31,069	41,478	104,045	166,979
Stockholders' equity	17,160	25,739	87,791	117,605

Revenues



(in thousands)
1998*
1999
2000
2001
$74,717
$51,714
$26,910
$9,626

Pro forma EPS



1998*
1999
2000
2001
0.55
0.49
0.15
0.02

* Period from Inception (April 1998) through December 31, 1998.

** "Pro forma net income (loss)" is calculated by excluding from pre-tax loss the amortization of intangible assets, charges related to acquired in-process research and development, non-cash compensation expense, expenses related to our intitial public offering, and loss on office relocation, and providing income tax expense on pro forma pre-tax earnings. Actual net loss and net loss per share for the period from Inception through December 31, 1998 and for the years ended December 31, 1999, 2000 and 2001 were $10,371 and $1.41, $8,610 and $1.01, $15,516 and $1.04, and $6,179 and $0.38, respectively.



OUTSTANDINGPERFORMANC
in a Challenging Year

Dear Fellow Stockholders:

The past year was a challenge for everyone involved in competitive energy markets, the software industry, and more generally, in the global economy as a whole. The collapse of Enron, the downturn in the world's technology and financial markets, and the tragic events of last year have left few market participants feeling better off in 2002 than they were a year ago. Yet despite these unforeseen and difficult challenges, Caminus had another outstanding year. We turned in an excellent financial performance. We increased the quality, depth, and breadth of our software products and services, bringing unmatched benefits to our customers, who nearly doubled in number. And we cemented our leadership in the expanding market for energy trading, transaction processing, and risk management software by completing our largest and most important acquisition to date.

Outstanding FINANCIAL PERFORMANCE

Caminus achieved record financial performance in 2001, with excellent growth across all business lines. Our revenues increased to $74.7 million, up 44% over 2000, and pro forma net income rose to $9.0 million, up 19% from the previous year. *Most importantly, Caminus shareholder value was protected in a very difficult market environment.* Our market capitalization held steady during 2001, far outpacing the performance of the Nasdaq, which declined by almost 21%. Indeed, during a year in which the market began to draw a clear distinction between the market leaders and the market laggards, investors looked to Caminus for its continued revenue growth, profitability on a pro forma basis, and excellent future outlook.

Extending Our LEADERSHIP POSITION

With 150 customers, a staff of over 300 professionals, and the most comprehensive software product suite for the competitive energy markets, Caminus entered the year 2001 as the front-runner in our market space. Twelve months later, we ended the year with approximately 300 customers, a professional staff of over 500, a great number of whom are energy subject matter experts, and a product line that is more complete, more integrated, and more technologically and functionally advanced than ever before. Already the software leader for competitive power markets, Caminus achieved a leadership position in the natural gas and pipeline software space, where we now have over 100 customers who use our operations, scheduling, and risk software to manage their everyday businesses. We also enhanced our product offering in the risk management and analytics areas by launching a number of new software products that have been strongly embraced by both existing and new customers.

A BANNER YEAR Across the Board

2001 was an excellent year for Caminus by any measure. We achieved several important benchmarks in the areas of financial performance, customer growth, global expansion, product development and innovation, and strategic acquisition.

Financial Successes:

* We increased our total revenues 44% to $74.7 million, compared to $51.7 million in 2000.
* We increased our license revenues, the driver of our business, from $24.6 million to $34.6 million, an increase of 41% over 2000.
* Our pro forma net income rose from $7.6 million in 2000 to $9.0 million in 2001, an increase of 19%.
* Our cash and investments position grew to $42.0 million, providing us with fuel for further growth.

Customers:

* We doubled our customer base from 150 to 300 customers, giving us by far the largest client base in the energy software industry.
* We significantly diversified our customer base. We now have a critical mass of customers in the energy trading and marketing, power generation, gas production, pipeline, utility, transmission, distribution, and public sector segments of the global energy market.
* We devoted significant effort and resources towards continually improving our quality of customer service and support. Our customers rewarded us for our excellent service by increasing their investment in our software products, as over 40% of our license revenues came from existing customers in 2001.
* We closed enterprise-wide license deals with several customers, demonstrating the success of our single source provider strategy. We now provide a number of major energy companies, such as PG&E National Energy Group, Ameren Energy, and OGE Energy with a complete suite of energy trading, transaction, and risk management software. None of our competitors can match this capability.
* We achieved major new customer wins across all of our main software product lines. Hess Energy Trading Company (HETCO), for instance, licensed our energy risk solution to manage its global energy commodities portfolio across its North American and European operations. CMS Marketing, Services & Trading licensed our gas operations and scheduling solution to manage its physical gas scheduling and transportation needs. RWE Trading selected our integrated trading and transaction management solution to manage its entire power and gas-related transactional business processes, including trading, risk/control, credit, back office, and accounting, on a single platform. Public Service Energy Group (PSEG) chose our innovative volumetric risk solution to analyze the impact of weather and volumetric risk on its load, power generation, pricing, and retail contracts. This snapshot of the record number of customers we added in 2001 not only demonstrates

the success that our main product lines experienced across the board; more importantly, it shows that customers in every segment of the energy industry are relying on our software to run mission-critical aspects of their businesses.

Global Expansion:

* We cemented our position as the market leader in the UK by successfully implementing the New Electricity Trading Arrangements (NETA). Caminus provided NETA-compliant software tools to nine of the UK's leading energy companies, all of which went live on schedule.
* We extended our leadership position to continental Europe, as we signed enterprise-wide license deals with Eni S.p.A., the leading Italian energy conglomerate, and Endesa, Spain's largest energy concern, among others.

Technology:

* We acquired a next generation technology platform for energy trading, transaction, and risk management. This platform will be the wholesale energy industry's first fully integrated suite of web-based, end-to-end transaction management software, and will serve as the foundation for all future Caminus products. The first release of this software platform is expected in late 2002.
* We have developed the strongest new product pipeline in the industry, with particular emphasis on building sophisticated, energy-specific analytic and decision support tools that have become especially important to energy market participants. The result will be a number of new product introductions in 2002 that will allow us to sustain our market leadership and achieve our growth potential.
* We developed and launched FrontOffice™, a portfolio analysis and decision support system that has been successfully deployed at a number of energy trading and marketing customers.

Continuing Our SUCCESSFUL GROWTH Strategy: The Altra Acquisition

Since our inception in 1998, Caminus has established a track record of revenue and earnings growth through a successful blend of aggressive organic growth and strategic acquisition. In 2001, we continued to employ our proven formula for expansion through the acquisition of Altra Energy Technologies' software business, our largest to date. The acquisition solidifies Caminus' leading position in the energy software marketplace.

Altra possessed the largest installed base of systems in the gas segment of the market, including over 100 gas marketing, pipeline, and local distribution companies. The resulting combination of Caminus' historical strength in the financial and risk management of power with Altra's expertise in the management of physical transactions and logistics in the gas markets has created an extremely strong suite of integrated applications for the growing number of participants in the converging gas and electricity markets. The combination also provides Caminus with significant cross-selling opportunities to existing customers, and gives us an exciting next generation software platform that will bring greater integration and web-based capabilities to our customers' enterprise systems.

Most importantly, the acquisition of Altra positions us for growth over the long term. The increasing global reliance on natural gas as a feedstock for power plants as well as for direct industrial, commercial, and residential use positions Caminus as a leader in another growing energy market. In addition, the enhanced diversity of our customer base, along with our increased ability to serve as the energy industry's single source software provider across multiple commodities, functions, and traded instruments, further strengthens our revenue and earnings potential.

A Strong Foundation for an EXCEPTIONAL FUTURE

Caminus enters 2002 undisputed as the leading provider of software systems for energy trading, transaction, and risk management – an excellent position to enjoy in this fast-growing, $1 billion-plus yearly market. Yet we have only tapped a small portion of the software revenue potential from our customer base. Our expanded product line, new technology innovations and the cross-selling opportunities provided by our Altra acquisition should accelerate sales of both software and services to existing customers in 2002.

We look forward to significant growth in new business as well. Many energy market participants have no viable software system to conduct their energy trading and risk management. We believe that a continued expansion in the market for software that manages the operational, physical, and financial risks related to energy, as well as the lessons learned from the counter-party credit losses incurred by a number of leading energy companies in 2001, will offer strong motivation for energy market participants to invest in software solutions and services that address these issues.

Going forward, both existing energy players and new market entrants can no longer afford to make risky choices in strategic technology partners. We believe that more and more of these companies will continue to turn to the company with the strongest customer and employee base, most innovative products, and most reliable energy solutions in the industry. All of this makes us very confident in Caminus' continued growth and successful performance during 2002 and beyond.

David M Stoner,
President and CEO

2001 WILL UNDOUBTEDLY BE REMEMBERED as one of the most dramatic and turbulent periods in the history of the global energy markets. Beginning with the California energy crisis, continuing into a worldwide economic downturn marked by substantial energy price fluctuations in North America and Europe, and culminating in the dramatic demise of Enron, the past year left few energy market participants – producers, traders, consumers, regulators, or investors – unscathed by this amazing run of unforeseen events. Yet amidst this environment of uncertainty, Caminus Corporation emerged stronger than ever, with greater demand for its products and services and an expanded market for its innovative solutions to some of the industry's most vexing challenges. While many industry players will view 2001 as a year to forget, recent events have in fact set Caminus apart as the energy industry's software leader and have further validated the vision behind the creation of Caminus in 1998 through the merger of two companies and subsequent mix of aggressive internal development and four additional acquisitions.

Far from impeding the growth of Caminus, the year's events highlighted the value that Caminus products and solutions bring to the energy markets not only in times of prosperity, but also in times of uncertainty. At the height of the California energy crisis, major energy producers, traders, purchasers, and public agencies turned to Caminus solutions to manage their price and volumetric risks and accurately track and schedule power. When major energy traders, marketers, and investors were in jeopardy of suffering significant trading losses in the wake of Enron's collapse, scores of leading energy companies throughout North America and Europe relied on Caminus software to measure and limit their credit risk exposure to Enron across global energy market hubs, thereby averting potentially disastrous financial losses. As many industrialized countries were struggling to find the right formula for energy deregulation, Caminus successfully completed the implementation of the UK's New Electricity Trading Arrangements (NETA), the backbone of the largest fully deregulated energy market in the world. Such examples illustrate the growth in underlying demand for software and services used to manage the increasingly complex and ever-changing operational challenges and physical and financial risks that are faced by players throughout the global energy markets. These examples also help to illustrate a more general point: in times of greatest uncertainty, more and more energy market participants will turn to the software providers which offer the most proven solutions and deepest energy expertise, a trend that will greatly benefit Caminus.

Even in light of recent Caminus successes, some worry that the market for energy trading, operations, and risk management software will decline due to an impending re-regulation or withering of wholesale energy markets. We believe these arguments are contradicted by basic wholesale energy market truths as well as by historical experience. According to the U.S. Department of Energy, the market for retail power sales in North America currently stands at over $220 billion and is accelerating at twice the pace of population growth, while the market for retail gas stands at $135 billion and is growing even faster. This establishes a baseline market size of over $350 billion worth of energy that needs to be scheduled and managed by in-house or third party software systems, even under the most limited market



scenarios. For the wholesale markets to be that "small," all producers would have to sell directly to entities serving end-use retail customers. In reality, wholesale energy is traded many times before it reaches the end user, as evidenced by the $1.4 trillion in wholesale physical transactions and $3.6 trillion in wholesale financial transactions that were conducted in North America last year, according to Forrester Research. The major European wholesale energy trading markets are also substantial in size, as evidenced by the over $300 billion in physical energy transactions that took place in the UK, Germany, France, and Spain last year. The continued unbundling of generation, supply, transmission, and distribution assets by individual governments in continental Europe, the European Union's continued push for energy market liberalization across the continent, and the formation of major energy exchanges such as PowerNext in France all suggest that the growth we have witnessed in the UK energy markets will be replicated elsewhere in Europe.

Continuing changes in the ownership and control of energy assets further enhance our confidence regarding the size and direction of the energy markets our offerings address. In the North American energy markets, for instance, the portion of generating capacity owned by parties other than vertically integrated utilities currently stands at 21%, and entities other than traditional utilities own virtually all new generation that is in the construction or planning phases. Meanwhile, the percentage of natural gas production that can be purchased from non-integrated utilities currently stands at over 80%. Of course it is axiomatic that those enterprises that generate electricity or produce gas and lack the retail customer base must find wholesale buyers for their production. In other words, they have long positions. The converse is true for the growing fraction of utilities and energy marketers who have retail contracts or obligations to serve beyond what they can satisfy from power plants or proven gas reserves under their ownership and control. These parties have short positions and also depend on wholesale transactions to acquire what they need. No credible energy industry player, regulator, or government policy maker is advocating a return to the vertically integrated monopoly model that is the only alternative to the continued development of the wholesale markets needed to balance these long and short positions. The question is not whether there will be continued growth of wholesale energy markets, but what form they will take. Caminus offers solutions that facilitate and enable the efficient and reliable functioning of the wholesale market and the participants within it.

Historical experience from other industries further suggests that the wholesale energy markets will actually experience accelerated growth following Enron's demise. As one dramatic example, at the time of Drexel Burnham's collapse in 1989, many industry observers predicted that the market for high yield debt ("junk bonds") would collapse due to the failure of the industry's original, and largest, player. In reality, however, the liquidity that had been concentrated in the hands of one player was spread to many players throughout the marketplace, and the market began to expand at a higher rate. Indeed, new issuance of high yield debt more than doubled between 1989 and 1993, from $28 billion to

$78 billion. The increased trading that has occurred on competing electronic exchanges, and in bilateral markets in North America, the UK, and continental Europe, in the wake of Enron's collapse indicates that a similar diffusion of liquidity is occurring in the global energy markets. This bodes well for the growth of existing and new wholesale gas and power producers, traders, and marketers, and in turn, for the growth in demand for Caminus solutions.

The year just ended has reminded us again that the future always brings surprises and that trends do not unfold without unforeseen challenge and risk (all the more reason for risk management tools!). Nonetheless, there are a few trends about which we can be certain. We see increasing competition and complexity throughout global energy markets; a growing appetite for technology solutions to support market-based trading, transportation, and risk management of energy; and the steady leadership of Caminus in the market for energy software and in the structuring of the practical dynamics of the markets themselves. All of this makes us confident about the growth and success of Caminus for many years to come.

Lawrence Gilson,
Chairman, Board of Directors





UNPARALLELED DEPTH and Breadth of Software, Services, and Energy Subject Matter Expertise

Caminus Competitive Advantage – The Caminus competitive advantage is built on four pillars: the breadth of our software solutions and services; the depth of our energy industry expertise; our product and technology innovation; and our commitment to superior customer service.

The Competitive Energy Industry's MOST COMPLETE Software Solution Set

Caminus software systems offer today's most comprehensive solutions for managing transactions, scheduling, transportation, accounting, risk, and decision support across all energy commodities and traded instruments. These solutions are utilized by the full spectrum of competitive energy market participants, including traders, marketers, generators, producers, gatherers, processors, pipelines, utilities, local distribution companies, energy service providers, and public agencies.

Over the past several years, the competitive energy industry has exhibited tremendous growth and restructuring. A new generation of trading and marketing companies has entered the market to take advantage of price and supply volatility. Meanwhile, utilities, producers, and distributors of energy have entered new markets, offered additional services, and raised their level of M&A activity in search of competitive advantage. As a result, today's energy enterprises demand a wide range of solutions to manage multiple businesses, commodities, and types of risk exposure. Caminus offers more of these solutions than any other software provider, and we provide them in a seamless, integrated framework for maximum productivity and superior decision support across the enterprise.

Unlike other energy industry software vendors that can only offer point solutions, Caminus serves as a single source provider for a customer's trading, transaction, decision-support and risk management requirements across front, middle and back-office operations. This single solution provider relationship results in smoother and faster implementations, superior product integration, better customer support, and long-term customer relationships that translate into new revenue potential year after year.

SOFTWARE SOLUTION Suites

Caminus provides software solutions for any company that buys, sells, produces, transports, distributes, or takes a position in energy. These solution suites include:

Trading and Transaction Management Solutions – These systems offer integrated, real-time trading and transaction management of all physical and financial transactions across all major energy commodities, including power, natural gas, oil, coal, emissions, and weather. They combine integrated trading, risk/control, credit, back office, finance, and senior management needs on a single platform.

Corporate Risk Solutions – Caminus has developed the most accurate, enterprise-wide risk management suite in the energy industry by combining an intensive knowledge of the energy sector with the largest, most skilled staff of PhDs and quantitative analysts in the energy software business. Unlike many of our competitors that offer a single risk methodology, Caminus offers a comprehensive range of both proprietary and standard risk solutions that are tailored to our customers' specific operations and preferences.

Advanced Analytics Solutions – This suite of analytics and decision support software developed by Caminus enables customers to value, hedge, and operate their physical assets and contracts as well as to accurately manage their range of energy-related exposure over all relevant time horizons. The first of its kind, this groundbreaking software suite is used by asset, financial, and risk managers, along with energy suppliers and buyers, to make more profitable energy decisions.

Physical Gas Solutions – This solution suite enables gas producers, marketers, pipelines, and local distribution companies to efficiently manage their integrated natural gas operations, including purchases and sales, transportation, settlement, invoicing, and accounting. Our software combines the scalability to manage transaction volumes of the largest players in the industry with the depth of functionality to manage the complexity of pipeline-specific operations, in compliance with regulatory standards.

Physical Power Solutions – Used by power producers, marketers, utilities, cooperatives, and public agencies, this solution suite integrates scheduling, monitoring and recording of electricity transactions among participants in the power grid. This software seamlessly facilitates the entire process of physical power management, including purchase and sales contracts, settlement calculations, real-time generation dispatch, curtailment management, billing, and invoicing.



Growth FUELED BY INNOVATION and Acquisition

In 2001, Caminus continued to invest heavily in comprehensive research and development for its Zai*Net, Nucleus, and GasMaster product suites. The resulting software innovation, combined with an aggressive sales and marketing effort, paved the way for a number of multimillion-dollar contract awards in North America, the UK, Scandinavia, and continental Europe. New customers in 2001 included many of the world's leading power generators, gas producers, marketers, and distributors.

Caminus license revenues were also enhanced by the increasing market penetration of WeatherDelta.™ First introduced in late 2000, WeatherDelta provides a powerful toolset for analyzing assets sensitive to power and gas spot prices, demand variations, or weather. New products introduced in 2001, such as FrontOffice,™ a deal entry and portfolio analysis system that eliminates the traditional trader spreadsheet, also provided new sources of revenue.

Already the leading software provider of power trading, transaction and risk management solutions, Caminus achieved leadership in the physical gas operations side of the energy business through the acquisition of Altra Software Services, Inc., the software business of Altra Energy Technologies, Inc. in November 2001. The Altra acquisition added more than 100 companies to our industry-leading customer base, including more gas marketers, pipeline companies and local distribution companies than any other software vendor in our market space.

The Altra acquisition also provided Caminus with a new technology platform to launch the industry's first fully integrated suite of web-based, end-to-end software solutions for trading, transaction, and risk management. A new gas marketing system will be the first product introduced on the new platform in 2002. The gas marketing system will combine functional advances (e.g. ability to schedule gas on an hourly basis) with technical advances (enhanced scalability, ability to leverage the same platform across multiple users and business units via the web, and an open architecture to enable integration with other software systems).

Energy Industry "SME"... A Key COMPETITIVE ADVANTAGE

Caminus was formed in 1998 by the marriage of a leading energy software provider with one of the world's leading energy strategic consulting firms. Caminus has long recognized the value that energy subject matter experts (SMEs) bring to our customers.

Caminus supports a global workforce of more than 500 employees. A great number of these professionals are experts in gas and power industry transaction and trading management, operations, risk management, and energy regulatory policy. Caminus also boasts a large staff of PhDs and quantitative analysts who continually monitor and improve our software tools and risk models to ensure their accuracy and real-world performance.

Caminus PROFESSIONAL SERVICES... Enhancing Customer Value and Satisfaction Before, During and After the Software Implementation

Caminus has built a world-class professional services team that focuses on the following areas: Application Consulting, Implementation Consulting, and Training. These services are a cornerstone in the company's foundation for growth and profitability.

Our Application Consultants work closely with client organizations to develop a functional configuration that best meets the client's business practices, and then transition the project to the Implementation Consultants who assure technical configuration of the system or modules. Caminus also provides world-class customer support and training through the entire lifecycle of the customer relationship. Training classes are conducted on-site, via the Internet, or at Caminus offices across North America and Europe. Caminus' Training and Education programs provide our customers with the knowledge and skills to gain a competitive advantage in today's energy marketplace.



The Caminus professional services organization has a clear mission to create and sustain highly satisfied customers while contributing significant revenue and profit to the company.

Caminus Strategic Consulting Services... A MAJOR COMPETITIVE EDGE in Today's Complex Energy Markets

Since the company's inception, Caminus' superior expertise and experience in competitive energy markets has provided us with a significant advantage over our competitors. Much of this expertise comes from our strategic consulting practices in Europe and North America. These two groups offer the entire Caminus organization – from product development to sales and marketing – in-depth, practical market knowledge in energy competition and regulation, markets and investment, and trading and risk management.



Caminus derives its name from Caminus Energy Limited, one of the most prestigious energy market consultancies in Europe and one of the two companies that combined to form Caminus Corporation in 1998. Caminus' European strategic consulting group has established an unparalleled reputation across Europe in providing advice to incumbent energy companies, new entrants, governments, and regulators on the challenges they face in competitive energy markets. Caminus has long been the lead economic advisor to OFGEM, the key energy regulatory agency in the United Kingdom, and was instrumental in the creation of New Energy Trading Arrangements (NETA) that now govern power trading in the UK. Our European strategic consulting group also contributed to Caminus' development of the NETA-ready software technology that successfully brought live nine of the UK's leading energy players the day NETA went into effect in March of 2001.



Caminus' North American consulting team has helped develop some of the industry's most sophisticated risk modeling tools, including our own Zai*Net Models and WeatherDelta™ products. They have also created proprietary models for many of the energy industry's leading players.

As global competitive energy markets continue to unfold, the Caminus strategic consulting organizations in both Europe and North America will play an increasingly significant role in helping energy companies make strategic decisions that mitigate risk and maximize profitability. Perhaps just as important, our strategic consultants will continue to identify the cutting-edge issues that face our clients, work with our product development team to ensure that our software systems address these issues, and infuse their energy industry expertise into every part of the Caminus organization.

CAMINUS

2001

Caminus Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except per share information)

	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 35,387	$ 16,883
Investments in short-term marketable securities	6,640	12,368
Accounts receivable, net	22,002	16,322
Deferred taxes	–	1,288
Prepaid expenses and other current assets	2,361	3,007
Total current assets	66,390	49,868
Other assets:		
Investments in long-term marketable securities	–	12,413
Fixed assets, net	7,173	4,890
Acquired technology, net	18,441	4,445
Other intangibles, net	14,936	5,505
Goodwill, net	58,045	25,165
Other assets	1,994	1,759
Total assets	$ 166,979	$ 104,045
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 4,108	$ 1,692
Accrued liabilities	16,044	8,121
Income taxes payable	1,515	2,273
Payable to related parties	–	100
Deferred revenue	12,707	4,068
Total current liabilities	34,374	16,254
Long-term debt	15,000	–
Total liabilities	49,374	16,254
Commitments and contingencies	–	–
Stockholders' equity:		
Common stock, par value $0.01 per share, 50,000 shares authorized; 19,663 shares issued and 17,901 shares outstanding at December 31, 2001, 17,453 shares issued and 15,691 shares outstanding at December 31, 2000	197	174
Additional paid-in capital	164,131	127,092
Treasury stock, 1,762 shares at cost	(4,911)	(4,911)
Deferred compensation	(677)	(128)
Accumulated deficit	(40,676)	(34,497)
Accumulated other comprehensive income (loss)	(459)	61
Total stockholders' equity	117,605	87,791
Total liabilities and stockholders' equity	$ 166,979	$ 104,045

The accompanying notes are an integral part of these consolidated financial statements.

Caminus Corporation and Subsidiaries

Consolidated Statement of Operations
(in thousands, except per share data)

	Year Ended December 31, 2001	2000	1999
Revenues:			
Licenses	$ 34,579	$ 24,573	$ 12,538
Software services	32,416	18,576	7,816
Strategic consulting	7,722	8,565	6,556
Total revenues	74,717	51,714	26,910
Cost of revenues:			
Cost of licenses	1,053	978	769
Cost of software services	16,293	10,698	4,695
Cost of strategic consulting	4,268	3,643	2,923
Amortization of acquired technology	3,581	1,566	1,057
Total cost of revenues	25,195	16,885	9,444
Gross profit	49,522	34,829	17,466
Operating expenses:			
Sales and marketing	11,488	9,836	4,110
Research and development	13,336	6,601	3,929
General and administrative	17,154	10,852	8,660
Acquired in-process research and development	1,300	–	1,000
Amortization of intangible assets	11,063	10,156	7,503
Expenses related to our initial public offering	–	12,335	–
Loss on office relocation	–	508	–
Total operating expenses	54,341	50,288	25,202
Loss from operations	(4,819)	(15,459)	(7,736)
Other income (expense):			
Interest income	1,934	2,346	66
Interest expense	(173)	(89)	(296)
Other income	868	1	2
Total other income (expense)	2,629	2,258	(228)
Loss before provision for income taxes	(2,190)	(13,201)	(7,964)
Provision for income taxes	3,989	2,315	646
Net loss	(6,179)	(15,516)	(8,610)
Basic and diluted net loss per share	$ (0.38)	$ (1.04)	$ (1.01)
Weighted average shares used in computing basic and diluted net loss per share	16,059	14,925	8,514
Pro forma (unaudited):			
Loss before provision for income taxes			$ (7,964)
Pro forma income tax benefit			190
Pro forma net loss			$ (7,774)
Pro forma basic and diluted net loss per share			$ (0.91)

The accompanying notes are an integral part of these consolidated financial statements.

Caminus Corporation and Subsidiaries

Consolidated Statements of Stockholders' Equity

(in thousands)

	Number of Outstanding Shares	Common Stock	Additional Paid-in Capital	Treasury Stock	Subscriptions Receivable	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Loss
Balance at December 31, 1998	**7,967**	**$ 97**	**$ 37,071**	**$ (4,911)**	**$ (4,739)**	**$ –**	**$ (10,371)**	**$ 13**	**$ 17,160**	
Receipt of membership subscription receivable					1,832				1,832	
Issuance of additional shares	1,029	10	12,329						12,339	
Issuance of shares in connection with the acquisition of DC Systems	243	2	2,998						3,000	
Issuance of shares to former owners of Positron	57	1	803						804	
Reacquisition of stock option			(250)						(250)	
Distribution to stockholders			(680)						(680)	
Issuance of stock options below fair market value			399			(399)			–	
Amortization of unearned compensation						164			164	
Net loss							(8,610)		(8,610)	$ (8,610)
Translation adjustment								(20)	(20)	(20)
Balance at December 31, 1999	**9,296**	**110**	**52,670**	**(4,911)**	**(2,907)**	**(235)**	**(18,981)**	**(7)**	**25,739**	**$ (8,630)**
Forgiveness of subscription receivable					1,000				1,000	
Issuance of shares for our initial public offering	4,088	41	58,987						59,028	
Issuance of shares to related parties	1,521	15	8,726						8,741	
Receipt of subscription receivables					2,018				2,018	
Issuance of stock options below fair market value			60			(60)			–	
Amortization of deferred compensation						167			167	
Unrealized gain on marketable securities								183	183	$ 183
Issuance of shares related to employee stock purchase plan	33		451						451	
Issuance of shares for acquisition of Nucleus	261	3	3,754						3,757	
Stock option exercises	492	5	2,444		(111)				2,338	
Net loss							(15,516)		(15,516)	(15,516)
Translation adjustment								(115)	(115)	(115)
Balance at December 31, 2000	**15,691**	**174**	**127,092**	**(4,911)**	**–**	**(128)**	**(34,497)**	**61**	**87,791**	**$ (15,448)**
Issuance of shares for Altra Software acquisition	1,975	20	33,871						33,891	
Issuance of stock options			1,229			(1,229)			–	
Amortization of deferred compensation						680			680	
Reclassification of unrealized gain to realized gain on marketable securities								(183)	(183)	$ (183)
Issuance of shares related to employee stock purchase plan	49		842						842	
Stock option exercises	186	3	1,097						1,100	
Net loss							(6,179)		(6,179)	(6,179)
Translation adjustment								(337)	(337)	(337)
Balance at December 31, 2001	**17,901**	**$ 197**	**$ 164,131**	**$ (4,911)**	**$ –**	**$ (677)**	**$ (40,676)**	**$ (459)**	**$ 117,605**	**$ (6,699)**

The accompanying notes are an integral part of these consolidated financial statements.

Caminus Corporation and Subsidiaries

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net loss	$ (6,179)	$ (15,516)	$ (8,610)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	16,657	12,728	9,043
Acquired in-process research and development	1,300	–	1,000
Deferred taxes	1,288	(146)	(199)
Non-cash compensation expense	680	167	968
Non-cash IPO related expenses	–	9,741	–
Write-off of property and equipment related to office relocation	–	322	–
Bad debt expense	473	138	75
Changes in operating assets and liabilities net of effects of acquisitions:			
Accounts receivable	(1,846)	(8,185)	(3,998)
Prepaid expenses and other current assets	1,490	199	(907)
Accounts payable	(1,348)	311	(430)
Accrued liabilities	1,578	2,407	2,830
Income taxes payable	42	1,585	382
Deferred revenue	(1,295)	346	(2,633)
Payable to related parties	–	–	637
Other	(182)	(2)	(80)
Net cash provided by (used in) operating activities	12,658	4,095	(1,922)
Cash flows from investing activities:			
Purchases of marketable securities	(25,052)	(40,831)	–
Proceeds from sales of marketable securities	43,010	14,023	–
Purchases of fixed assets	(2,735)	(4,348)	(1,209)
Proceeds from sale of furniture and leasehold improvements	–	129	–
Acquisition of Nucleus	(92)	(13,584)	–
Acquisition of Altra, net of cash acquired	(25,816)	–	–
Acquisition of DC Systems, net of cash acquired	–	(184)	(9,919)
Net cash provided by (used in) investing activities	(10,685)	(44,795)	(11,128)
Cash flows from financing activities:			
Proceeds from the issuance of common stock, net	–	59,028	12,339
Cash received for stock options exercised	1,100	2,338	–
Cash received for stock issued under employee stock purchase plan	842	451	–
Payments of obligation to affiliate	–	(1,000)	(4,000)
Payments of obligation to stockholders	–	(2,188)	(2,188)
Proceeds from borrowings under credit facility	15,000	–	3,050
Repayment of borrowings under credit facility	–	(3,050)	–
Payment of distribution to the former shareholders of Caminus LLC	–	(452)	(80)
Cash received for subscriptions receivable	–	2,018	1,832
Net cash provided by financing activities	16,942	57,145	10,953
Effect of exchange rates on cash flows	(411)	(224)	(12)
Net increase (decrease) in cash and cash equivalents	18,504	16,221	(2,109)
Cash and cash equivalents, beginning of year	16,883	662	2,771
Cash and cash equivalents, end of year	**$ 35,387**	**16,883**	**$ 662**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
(in thousands, except per share information)

1. Business and Organization

Nature and formation of the business

Caminus Corporation ("Caminus" or the "Company") was incorporated in Delaware in September 1999. Caminus was formed to succeed Caminus LLC as the parent organization for the subsidiaries formerly held by Caminus LLC.

Caminus is a leading provider of software and strategic consulting services that facilitate energy trading, transaction processing, risk management, and decision support within the wholesale energy markets. The Company's integrated software solutions, which cover all functional areas across the energy value chain and handle all major energy commodities and financial instruments, enable energy companies to more efficiently and profitably trade energy, streamline transaction management, manage complex risk scenarios, and make optimal operational decisions. The Company's software can be used by any entity that buys, sells, trades, or takes a position in energy. Caminus serves customers in every segment of the wholesale energy industry, including traders, marketers, generators, producers, gatherers, processors, pipelines, utilities, distribution companies, and public agencies.

Caminus LLC was originally organized as a Delaware limited liability company on April 29, 1998 ("Inception") by an investor group for the purpose of acquiring equity interests in and managing the business affairs of Caminus Energy Limited ("CEL") and Zai*Net Software, L.P. ("Zai*Net" or "ZNLP"). In conjunction with the formation of the Company and as consideration for the identification of the acquired entities, an option, with an anti-dilution provision, to acquire a 10% interest in Caminus LLC was granted to a member of the investor group. This option was valued at $1,648 using the Black-Scholes option pricing model and was accounted for as part of the purchase price of ZNLP and CEL. Any additional grants made under the anti-dilution provision were made at the current market price. In connection with the Company's initial public offering ("IPO") this option was exercised, which resulted in the issuance of 975 shares of common stock to a related party.

Recapitalization and IPO

On January 27, 2000, the Company sold 4,088 shares of common stock in its IPO, realizing net proceeds of approximately $59,028. The accompanying financial statements reflect the recapitalization on January 27, 2000 of Caminus LLC as a corporation, and the conversion of each membership interest in the limited liability company into .095238 of one share of common stock of the corporation. This transaction affects the legal form only of entities under common control, and the proportionate ownership interests of the members pre- and post-merger were preserved.

In connection with the IPO of the Company, Caminus recapitalized as a C Corporation and therefore is no longer treated as a limited liability company for tax purposes. Accordingly, the consolidated statement of operations for 1999 includes pro forma net loss assuming the Company was taxable as a C Corporation and pro forma net loss per share based on pro forma net loss divided by the weighted average number of shares outstanding.

2. Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Caminus Corporation and its subsidiaries. All intercompany transactions and balances have been eliminated.

Revenue recognition

The Company generates revenues from licensing its software products, providing related implementation services and support and providing strategic consulting services. The Company follows the provisions of Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." Under SOP No. 97-2, if the license agreement does not provide for significant customization of or enhancements to the software, software license revenues are recognized when a license agreement is executed, the product has been delivered, all significant obligations are fulfilled, the fee is fixed or determinable and collectibility is probable. For those license agreements where customer acceptance is required and it is not probable, license revenues are recognized when the software has been accepted. For those license agreements where the licensee requires significant enhancements or customization to adapt the software to the unique specifications of the customer or the service elements of the arrangement are considered essential to the functionality of the software products, both the license revenues and services revenues are recognized using contract accounting. If acceptance of the software and related software services is probable, the percentage of completion method is used to recognize revenue for those types of license agreements, where progress towards completion is measured by comparing software services hours incurred to estimated total hours for each software license agreement. If acceptance of the software and related software services is not probable, then the completed contract method is used and license revenues are recognized only when the Company's obligations under the license agreement are completed and the software has been accepted. Accordingly, for these contracts, payments received and software license costs are deferred until the Company's obligations under the license agreement are completed. Anticipated losses, if any, on uncompleted contracts are recognized in the period in which such losses are determined. Maintenance and support revenues associated with new product licenses and renewals are deferred and recognized ratably over the contract period. Software services revenues, not required to be recognized using contract accounting, and strategic consulting revenues are typically billed on a time and materials basis and are recognized as such services are performed.

Foreign currency translation

The Company's foreign subsidiaries maintain their accounting records in the local currency, which is their functional currency. The assets and liabilities are translated into U.S. dollars based on exchange rates at the end of the respective reporting periods and the effect of the foreign currency translation is reflected as a component of stockholders' equity. Income and expense items are translated at an average exchange rate during the period. Transaction gains and losses are included in the determination of the results from operations.

Software development costs

Capitalization of software development costs begins upon establishment of technological feasibility of the product. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as establishment of a working model, which typically occurs when beta testing commences, and the general release of such software has been short, and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs through December 31, 2001.

Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments with original maturities at the time of purchase of three months or less.

Investments in marketable securities

Investments are recorded at fair value and classified as available-for-sale. Unrealized gains and losses, net of taxes, on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determination at each balance sheet date. At December 31, 2001 and 2000 the Company recorded cumulative unrealized gains of $0 and $183 on investments classified as available for sale. Realized gains and losses and permanent declines in value on available-for-sale securities are reported in other income or expense as incurred.

Accounts receivable

Accounts receivable, net consist of the following:

	December 31, 2001	December 31, 2000
Trade	$ 21,377	$ 14,705
Unbilled	1,207	2,059
Allowance for doubtful accounts	(582)	(442)
	$ 22,002	$ 16,322

Unbilled receivables arise as revenues are recognized under the percentage-of-completion method, but are not contractually billable until specified dates or milestones are achieved, which are expected to occur within one year. All amounts included in unbilled receivables are related to long-term contracts and are reduced by appropriate progress billings.

Activity in the allowance for doubtful accounts is as follows:

	Year Ended December 31, 2001	2000	1999
Balance, beginning of year	$ 442	$ 304	$ 229
Provision	473	138	75
Write-offs	(333)	–	–
Balance, end of year	582	$ 442	$ 304

Fixed assets

Fixed assets are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset, which generally ranges from three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the remaining lease term or the estimated useful lives of the related assets.

Goodwill, acquired technology and other intangible assets

Goodwill and other intangible assets are amortized on a straight-line basis over the estimated future periods to be benefited. Acquired technology is amortized in cost of revenues on a straight-line basis over the estimated product life, generally three years, or on the ratio of current revenues to total projected product revenues, whichever is greater.

Goodwill and other intangible assets are reviewed for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted cash flows of the businesses acquired. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Through December 31, 2001, no impairment has occurred. This analysis is performed according to the asset groupings established at the time of the acquisition and at the enterprise level.

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Through January 27, 2000, the Company was taxed as a partnership for federal and state tax purposes. There were no entity level income taxes imposed by jurisdictions in which the Company conducted its business and, therefore, the financial statements through that date do not reflect any federal or state income tax expense. The profit or loss is deemed passed through to the stockholders and they are obligated to report such profit or loss on their own tax returns in the relevant jurisdictions. Prior to the IPO in January 2000, the Company converted to a C Corporation and thereafter became subject to federal, state and local income taxes.

The Company has a wholly owned subsidiary located in the United Kingdom. As such, the entity is liable for income taxes to the Inland Revenue. Prior to January 27, 2000, for U.S. purposes, an election was made to include the foreign income and expenses in the U.S. tax returns. Therefore, the Company was liable for U.K. taxes and foreign tax credits were passed through to the stockholders.

New York City, one of the local jurisdictions in which the Company conducts its business, imposes an Unincorporated Business Tax at a rate of 4%, on unincorporated entities, such as the Company through January 27, 2000. This tax is reduced to the extent any stockholder is itself subject to New York City income tax. In addition, this tax is imposed only on the portion of taxable income allocable to New York City as per certain allocation factors (i.e., receipts, payroll and property).

The tax expense recorded in the financial statements for 1999 reflects foreign income taxes and the New York City Unincorporated Business Tax on the Company's allocable portion of the taxable income.

Fair value of financial instruments

The Company's financial instruments consist primarily of cash and cash equivalents, investments in marketable securities, accounts receivable, accounts payable, accrued liabilities and debt. The carrying amount of these instruments, excluding debt, approximates fair value due to the relatively short period of time to maturity for these instruments. The carrying amount of the debt at December 31, 2001 approximates fair value as the debt was incurred near December 31, 2001.

Earnings (loss) per share

Basic loss per share is computed based upon the weighted average number of shares of common stock outstanding and diluted loss per share is computed based upon the weighted average number of shares of common stock outstanding increased by dilutive common stock options. The calculation of diluted net loss per share excludes options as the effect would be antidilutive.

At December 31, 2001, 2000, and 1999, outstanding options to purchase 2,423, 1,142, and 942, respectively, with exercise prices ranging from $2.31 to $29.63, $2.31 to $29.63, and $2.31 to $13.97, respectively, as well as contingently issuable options at December 31, 1999 to purchase 1,978 shares, with exercise prices ranging from $1.89 to $6.51, were excluded from the calculation of diluted loss per share as the effect would have been anti-dilutive.

Accounting for stock-based compensation

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." As permitted by this statement, the Company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") to account for its stock-based employee compensation arrangements.

Long-lived assets

The Company reviews long-lived assets, such as fixed assets and certain identifiable intangibles to be held and used or disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Use of estimates

The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements

In July 2001, the FASB issued statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

The Company adopted the provisions of Statement 141 effective July 1, 2001, and will adopt Statement 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement 142.

Upon adoption of Statement 142, the Company will evaluate its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and will make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition of intangible assets apart from goodwill. In adopting Statement 142, the Company is required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first quarter of 2002. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first quarter of 2002.

In connection with the transitional goodwill impairment evaluation, Statement 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

As of the date of adoption, the Company expects to have unamortized goodwill in the amount of $58,045 and unamortized identifiable intangible assets in the amount of $33,377, all of which will be subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill was $9,312 and $8,681 for the years ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

On October 3, 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement 144 supersedes Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," it retains many of the fundamental provisions of Statement 121.

Statement 144 also supersedes the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, it retains the requirement in APB 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced the ability of a company's management to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of such company. We believe that the adoption of Statement 144 will not have a material impact on our consolidated financial position, results of operations, or cash flows.

Reclassifications

Certain reclassifications were made to prior period amounts to conform to the current period presentation format, including reclassifying amortization of acquired technology from operating expenses to cost of revenues.

3. IPO-Related expenses

As a result of the Company's IPO in January 2000, certain transactions occurred which resulted in significant charges in the first quarter of 2000. These transactions include the earning of 386 shares of common stock that were contingently issuable upon an IPO to the former shareholders of Caminus Energy Limited, which resulted in a charge of $6,950 (including $772 of taxes), a payment of approximately $522 for a special one-time bonus to the former shareholders of Caminus Energy Limited, payment of a $1,300 termination fee to GFI Two LLC, a principal stockholder, to cancel its consulting and advisory agreement and the granting of 160 shares and the forgiveness of a $1,000 loan, recorded as a subscription receivable, to the Company's President and Chief Executive Officer, which resulted in a charge of $3,563. The $772 for taxes related to the earning of shares by the former shareholders of Caminus Energy Limited was not ultimately owed. The reversal of the accrued taxes was included in other income in 2001.

4. Acquisitions

Altra Software Services, Inc.

On November 20, 2001, Caminus completed its acquisition of Altra Software Services, Inc. ("Altra"), a provider of software solutions to the energy industry, by purchasing all of the capital stock of Altra. As a result of the acquisition, the Company combined Caminus' historical strength in software for the financial and risk management of power with Altra's expertise in software for management of physical logistics and transactions in the gas markets to create a strong suite of integrated applications for the growing number of participants in both gas and electricity. The combination also provides the Company with significant cross-selling opportunities to existing customers.

The purchase price of $60,794 consisted of $24,947 in cash, the issuance of 1,975 shares of common stock with a fair value of $33,891 and approximately $1,956 of other direct acquisition costs including liabilities for severance. The value of the common shares issued was determined based on the average market price of the Company's common stock over the three-day period before and after the terms of the acquisition were agreed to and announced. The purchase price is subject to adjustment, depending on the final determined value of the tangible net worth, as defined, of Altra, as more fully described in the Stock Purchase Agreement. As a result, 994 of the shares of common stock issued in the acquisition are being held in escrow pending the final determination of the purchase price, and the resolution of certain contingencies. The cash portion of the purchase price was paid for in part from the proceeds of a $15,000 Term Credit Agreement (Note 10), dated as of November 20, 2001, between the Company and Blue Ridge Investments, LLC, and in part from Caminus' cash and cash equivalents. The shares issued are subject to certain registration rights. A summary of the allocation of the acquisition purchase price is as follows:

Fair value of current assets assumed	$ 6,428
Fair value of property, plant and equipment assumed	1,519
Fair value of current liabilities assumed	(19,195)
Acquired in-process research and development	1,300
Acquired technology	17,659
Other identifiable intangible assets	11,100
Goodwill	41,983
	$ 60,794

The acquisition was accounted for under the purchase method of accounting. Altra's results of operations are included in the statement of operations from December 1, 2001. The fair value assigned to intangible assets acquired was based on an independent appraisal. Acquired technology represents the fair value of applications and technologies existing at the date of acquisition. The fair value of the acquired technology of $12,500 was determined based on the future discounted cash flows method, which will be amortized on a straight line basis over the estimated product life, or the ratio of current revenue to total projected product revenue, whichever is greater. For customer contracts where deferred revenue was recorded representing the cash received prior to the acquisition date, the Company recorded $5,159 of additional acquired technology under the gross method, which will be amortized as the related revenue is recognized. Other intangible assets represent the fair value of customer relationships. Goodwill is the only asset not subject to amortization, although it will be deductible for tax purposes over fifteen years.

Acquired in-process research and development ("IPR&D") represents the fair value of the project under development at the date of acquisition. The allocation of $1,300 to IPR&D represents the estimated fair value related to an incomplete project based on risk-adjusted cash flows. At the date of the acquisition, the project associated with the IPR&D efforts had not yet reached technological feasibility and had no alternative future uses. Accordingly, these costs were expensed upon acquisition. At the acquisition date, Altra was conducting development associated with the next generation of its gas marketing product. The project under development, at the valuation date, is expected to address the functional limitations of the existing product and to meet the needs of a changing energy market environment.

At the acquisition date, Altra was approximately 50% complete with the IPR&D project. Estimated future development costs totaled $2,500 at the time of acquisition. Altra anticipates that research and development related to this project will be completed in the first half of 2002, after which Altra expects to begin generating economic benefits from the value of the completed IPR&D.

Nucleus Corporation and Nucleus Energy Consulting Corporation

On August 30, 2000, the Company acquired certain assets and assumed certain liabilities of Nucleus Corporation and Nucleus Energy Consulting Corporation (collectively, "Nucleus"), a provider of software solutions to the energy industry. The purchase price of $17,606 consisted of $13,584 in cash, the issuance of 261 shares of common stock with a fair value of $3,757 and approximately $265 of other direct acquisition costs. A summary of the purchase price of the acquisition is as follows:

Fair value of net liabilities assumed (excluding intangible assets)	$ (391)
Acquired technology	2,960
Other identifiable intangible assets	3,007
Goodwill	12,030
	$ 17,606

The acquisition was accounted for under the purchase method of accounting. The fair value assigned to intangible assets acquired was based on an appraisal. Acquired technology represents the fair value of applications and technologies existing at the date of acquisition. Other intangible assets represent the fair value of other acquired intangible assets including primarily customer lists, a covenant not to compete and work force in place.

Caminus Energy Limited

In 1998, the Company acquired Caminus Energy Limited ("CEL"), a consulting and professional services organization, which provides services and research to companies in the energy market sector. In connection with the acquisition, the Company granted options to purchase 481 shares to two officers of CEL (289 and 192 shares) for $3.12 per share. These options were exercisable only in the event of a sale or public offering, compliance with a service agreement and achievement of certain internal rates of return. The number of shares that ultimately vested and became exercisable was contingent upon all of these conditions. No amounts were recorded for these options through December 31, 1999, as the conditions under which they would vest were not met as of December 31, 1999. However, upon consummation of the IPO in 2000, the Company recorded a $6,950 compensation-related charge for the excess of the fair value of common shares issued over the exercise price, including applicable taxes of $772, for the exercise of these options. As the options were exercised on a cashless basis, the exercise resulted in the issuance of 386 shares of common stock.

Positron Energy Consulting

On November 13, 1998, the Company acquired Positron Energy Consulting ("Positron"). The Company paid $152 in cash for certain assets and liabilities of Positron. The acquisition was accounted for using the purchase method of accounting and the excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill. Also in connection with the acquisition, restricted shares of common stock of the Company were granted to three employees/principals of Positron. The restrictions lapsed only upon the resolution of contingencies identified in the purchase agreement.

In November 1999, the Company's managing committee determined that all of the contingencies identified in the purchase agreement were satisfied. Accordingly, the restrictions on the shares were lifted and the three employees/principals of Positron received 57 unrestricted shares, The Company recorded a compensation charge in November 1999 of approximately $0.8 million related to the issuance of these shares.

DC Systems, Inc.

On July 31, 1999, Caminus acquired DC Systems, Inc. ("DCS"), a provider of software solutions to the gas industry. The Company paid $10,000 in cash, and issued 242 shares of common stock valued at $3,000. In connection with this transaction, Caminus incurred approximately $500 of other direct acquisition costs. A summary of the allocation of the purchase price is as follows:

Fair value of net liabilities assumed (excluding intangible assets)	$ (954)
Acquired in-process research and development	1,000
Acquired technology	1,800
Other intangible assets	3,030
Goodwill	8,624
	$ 13,500

The fair value assigned to intangible assets acquired was based on an appraisal of the purchased in-process technology, acquired technology, and other intangible assets. Of the acquired intangible assets, $1,000 represents the value of acquired in-process research and development (IPR&D) that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed in the consolidated statement of operations upon acquisition.

The value assigned to IPR&D was determined by identifying research projects in areas for which technological feasibility had not been established. The value was determined by estimating the costs to develop the IPR&D into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present value.

In estimating the net discounted cash flows from such projects, no material changes from historical pricing, margins and expense levels were anticipated. The most significant and uncertain assumptions included completion of the products in process on schedule, expectations about revenue growth and eventual replacement of these products with new products over a three to four year period. No residual cash flows of the Company were assumed to relate to IPR&D. The discount rate of 25% included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D. Additionally, consideration was given to the stage of completion of each research and development project at the date of acquisition.

The acquired IPR&D included the Plant*Master and other products. The Company estimated that these products were approximately 50% complete at the date of acquisition based on costs incurred through the date of acquisition as compared to total estimated expenditures over the product's development cycle. Estimated future development costs totaled approximately $600 at the time of acquisition. The Company released these products during 2000.

Acquired technology represents the fair value of applications and technologies existing at the date of acquisition. Other intangible assets represent the fair value of other acquired intangible assets including primarily customer lists and work force in place. Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired.

In July 1999, DCS declared a dividend to the existing shareholders to cover the estimated tax liability associated with the sale of DCS to the Company. This dividend amounted to $184 and was paid during 2000.

Unaudited Pro Forma Financial Information

The above acquisitions were accounted for using the purchase method of accounting. Had the acquisitions of Altra and Nucleus occurred on January 1, 2000 the unaudited pro forma revenues, net loss and basic and diluted net loss per share for the years ended December 31, 2001 and 2000 would have been: $100,308 and $83,003; $19,603 and $43,888; and $1.10 and $2.57, respectively. The per share amounts were based on a weighted average number of shares outstanding of 17,817 and 17,074 for 2001 and 2000, respectively. These results, which give effect to certain adjustments, including the amortization of Nucleus' goodwill and other intangible assets, interest expense, provision for income taxes and additional shares outstanding are not necessarily indicative of results that would have occurred had the acquisitions been consummated on January 1, 2000 or that may be obtained in the future.

5. Investments in Marketable Securities

The Company invests its excess cash in investment-grade debt instruments of state and municipal governments and their agencies and high quality corporate issuers. All instruments with maturities at the time of purchase greater than three months and maturities less than twelve months from the balance sheet date are considered short-term investments, and those with maturities greater than twelve months from the balance sheet date are considered long-term investments.

The Company's marketable securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity.

	December 31, 2001				December 31, 2000			
	Gross Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Gross Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Taxable auction securities	$ 5,638	$ –	$ –	$ 5,638	$ –	$ –	$ –	$ –
Non taxable auction securities	1,002	–	–	1,002	–	–	–	–
Municipal bonds	–	–	–	–	16,778	107	–	16,885
Corporate debt securities	–	–	–	–	7,820	76	–	7,896
	$ 6,640	$ –	$ –	$ 6,640	$ 24,598	$ 183	$ –	$ 24,781

The contractual maturities of available-for-sale debt securities are as follows:

	December 31,	
	2001	2000
Due within one year	$ 6,640	$ 12,368
Due after one year through two years	–	12,413
	6,640	24,781

6. Fixed Assets

Fixed assets consist of the following:

	December 31,	
	2001	2000
Computer hardware, software and office equipment	$ 7,064	$ 3,737
Furniture, fixtures and leasehold improvements	3,611	2,642
	10,675	6,379
Less accumulated depreciation and amortization	(3,502)	(1,489)
	$ 7,173	$ 4,890

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 amounted to $2,013, $1,006, and $468, respectively.

In December 2000, the Company relocated its headquarter offices in New York City resulting in a disposal and write-off of furniture, fixtures, and leasehold improvements with a net book value of $451.

7. Intangible Assets

The intangible assets arising from acquisition transactions are as follows:

	December 31,	
	2001	2000
Acquired technology	$ 25,026	$ 7,367
Goodwill	84,583	42,391
Other intangible assets	19,167	8,067
	128,776	57,825
Less accumulated amortization	(37,354)	(22,710)
	$ 91,422	$ 35,115

The average life of acquired technology and other intangible assets is three and five years, respectively. Goodwill amounting to $42,100 is not subject to amortization. Effective January 1, 2002 none of the Company's goodwill will be subject to amortization. Amortization expense for acquired technology for the years ended December 31, 2001, 2000 and 1999 amounted to $3,581, $1,566, and $1,057, respectively. Amortization expense for goodwill for the years ended December 31, 2001, 2000 and 1999 amounted to $9,312, $8,681, and $6,671, respectively. Amortization expense for other intangible assets for the years ended December 31, 2001, 2000 and 1999 amounted to $1,751, $1,475, and $846, respectively.

8. Accrued Liabilities

The intangible assets arising from acquisition transactions are as follows:

	December 31, 2001	December 31, 2000
Accrued bonuses and commissions	$ 8,903	$ 4,990
Accrued professional fees	2,137	584
Accrued rent	620	549
Accrued contingent acquisition consideration	1,856	–
Accrued royalties	859	80
Other accrued expenses	1,669	1,918
	$ 16,044	$ 8,121

Accrued contingent acquisition consideration relates to an acquisition by Altra of United Information, Inc., prior to Caminus' acquisition of Altra. The amounts owed are based upon specified percentages of revenue from the acquired products through December 31, 2002.

9. Deferred Revenue

Deferred revenue consists of the following:

	December 31, 2001	December 31, 2000
Deferred license revenue	$ 3,966	$ 541
Deferred maintenance revenue	7,922	3,325
Deferred consulting revenue	819	202
	$ 12,707	$ 4,068

Deferred revenue consists of cash received from customers in advance of revenue recognition.

10. Credit Facility

On November 20, 2001, the Company entered into a credit agreement with Blue Ridge Investments, LLC, an affiliate of Banc of America Securities LLC, for a $15,000 term loan to partially finance the acquisition of Altra. The loan is due October 31, 2003 and bears interest at 10% for the first year, 12.5% from months 13 through 18 and 15% thereafter. Additionally, the credit agreement requires that the term loan be repaid immediately from the proceeds of a public offering of the Company's securities, to the extent such offering occurs prior to the due date of the loan or for any acquisition or merger of the Company in which at least 25% of the assets or common stock of the Company are acquired by or merged with another company. As of December 31, 2001, the amount outstanding under this credit agreement was $15,000.

On June 23, 1999, the Company entered into a credit agreement with Fleet Bank ("Fleet"), pursuant to which the Company could borrow up to $5,000 under a revolving loan and a working capital loan. Pursuant to the agreement, the Company was required to repay the facilities in full upon the event of a public offering of common stock. Accordingly, the Company repaid all amounts outstanding under the loan in February 2000 and the facility was terminated.

Credit facilities under the agreement bore interest at either Fleet's reference rate, generally equivalent to prime rate, or LIBOR plus an applicable margin (may vary between 2.5% and 3% depending on certain ratios of the Company as defined in the agreement). The applicable borrowing rate at December 31, 1999 was 8.5%.

11. Income Taxes

The provision for income taxes consists of the following:

	December 31, 2001	December 31, 2000
Current tax provision		
Foreign taxes	$ 2,471	$ 2,315
State and city	230	–
Total current tax provision	2,701	2,315
Deferred tax provision		
Foreign	–	–
Federal, state and city	1,288	–
Total deferred tax provision	1,288	–
Provision for income taxes	$ 3,989	$ 2,315

The provision for income taxes differs from income tax expense at the statutory U.S. Federal income tax rate for the following reasons:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Income taxes at statutory U.S. Federal income tax rate	$ (745)	$ (4,488)
Local income taxes, net of Federal income tax benefit	151	–
Tax-exempt investment income	(214)	(122)
Loss allocable to Caminus LLC	–	394
Non-deductible IPO-related expenses	–	2,540
Other non-deductible expenses	1,232	1,504
Foreign tax rate differential	(206)	(430)
Increase in valuation allowance, net	3,771	3,206
Other	–	(289)
Provision for income taxes, at effective rate	$ 3,989	$ 2,315

The tax effects of temporary differences that give rise to the net deferred tax assets as of December 31, 2001 and 2000 are as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Goodwill amortization	$ 3,342	$ 2,246
Other intangible assets amortization	3,526	794
Deferred revenue	177	179
Federal net operating loss carryforwards	4,196	1,275
Tax credit carryforwards	458	–
Other	(177)	–
	11,522	4,494
Less: valuation allowance	11,522	3,206
	$ –	$ 1,288

As of December 31, 2001, the Company has a U.S. tax net operating loss carryforward of approximately $10,750 expiring in 2020. At December 31, 2001, the Company provided a valuation allowance of $11,522 against its net deferred tax assets due to the uncertainty of realization of these assets. If the entire deferred tax asset were realized, $2,083 would be allocated to paid-in-capital with the remainder reducing income tax expense.

12. 401(k) Savings Plan

The Company sponsors the Caminus Corporation 401(k) Savings Plan (the "Plan"). All domestic employees of the Company are eligible to participate in the Plan upon completion of six months of service with the Company. Eligible employees may contribute up to 15% of their annual compensation to the Plan on a pre-tax basis. Participant contributions to the Plan are fully vested. In addition, under the terms of the Plan, the Company, at its discretion, may match all or a portion of a participant's contribution to the Plan up to a maximum contribution of $1,000 per participant. The Company matching contribution is determined at calendar year end and is payable only to those participants employed on that day. Participants become vested in Company matching contributions to the Plan at the rate of 20% per year of service with the Company. For the years ended December 31, 2001, 2000, and 1999, the Company elected to match 100% of participant contributions up to a maximum of $1,000 per participant. The 401(k) expense for the years ended December 31, 2001, 2000 and 1999 totaled $162, $95 and $82, respectively.

13. Stock Option and Purchase Plans

In May 1998, ZNLP established its stock option plan (the "ZNLP Plan"). Upon closing of the purchase of the remaining 29% of ZNLP by the Company on December 31, 1998, Caminus canceled the options outstanding under the ZNLP Plan and issued to the employees options to purchase shares of Caminus common stock. In February 1999, the Board of Directors approved the adoption of the ZNLP Plan for all eligible Caminus employees (the "1998 Plan"). In September 1999, the Company established a new stock option plan (the "1999 Plan"). In August 2000, the Company granted 210 options at an exercise price of $14.38 outside of any plan of which 105 were canceled in 2001. In May 2001, the Company granted an additional 160 options at an exercise price of $24.71 outside of any plan. In May 2001, the Company established a new non-qualified stock option plan (the "2001 Plan"). All future grants will be made under the 2001 Plan and the 1999 Plan. The 1998 Plan, the 1999 Plan, and the 2001 Plan provide for the issuance of stock options to key employees, directors and consultants of the Company. Under the terms of the 1998 and 1999 plans, incentive stock options are granted to purchase common stock in the Company at a price not less than 100% of the fair market value on the date of grant. The options generally vest over a period of four years and are exercisable for a period of ten years from the date of grant. Under the 1998 Plan, the Company reserved 818 shares of common stock. The Company has reserved 1,219 shares of common stock for issuance under the 1999 Plan, 717 of which were approved by shareholders in 2001. The Company has reserved 700 shares under the 2001 Plan.

The following table summarizes the Company's option plan activity under the 2001 Plan:

	Shares Under Option		Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
	Incentive	Non-Incentive			
Outstanding December 31, 2000	–	–	$ –	–	$ –
Granted	–	696	19.47		
Exercised	–	–	–		
Cancelled	–	(20)	17.30		
Outstanding December 31, 2001	–	676	19.53	–	$ –

The following table summarizes information about stock options outstanding under the 2001 Plan at December 31, 2001:

Range of Exercise Prices	Number Outstanding	Options Outstanding Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$ 17.30 – $ 24.71	676	9.7	$ 19.53

At December 31, 2001, options to purchase 24 shares were available for grant under the 2001 Plan.

The following table summarizes the Company's option plan activity under the 1999 Plan:

	Shares Under Option		Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
	Incentive	Non-Incentive			
Outstanding December 31, 1999	–	–	$ –	–	$ –
Granted	579	34	17.33		
Exercised	–	–	–		
Cancelled	(29)	–	12.99		
Outstanding December 31, 2000	550	34	17.54	–	$ –
Granted	267	447	23.25		
Exercised	(14)	(2)	13.10		
Cancelled	(131)	(5)	18.65		
Outstanding December 31, 2001	672	474	$ 21.11	160	$ 17.06

The following table summarizes information about stock options outstanding under the 1999 Plan at December 31, 2001:

Range of Exercise Prices	Number Outstanding	Options Outstanding Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$ 11.50 – $ 17.00	322	8.2	$ 14.04
$ 17.85 – $ 24.71	721	9.3	23.07
$ 28.50 – $ 29.63	104	8.8	29.49
	1,146		$ 21.11

At December 31, 2001, options to purchase 57 shares were available for grant under the 1999 Plan.

The following table summarizes the Company's option plan activity under the 1998 Plan:

	Shares Under Option		Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
	Incentive	Non-Incentive			
Outstanding December 31, 1998	605	–	$ 2.74	–	$ –
Granted	392	–	7.29		
Exercised	–	–	–		
Cancelled	(55)	–	2.97		
Outstanding December 31, 1999	942	–	$ 4.62	202	$ 2.76
Granted	9	–	13.97		
Exercised	(215)	–	3.25		
Cancelled	(178)	–	3.87		
Outstanding December 31, 2000	558	–	5.55	108	$ 6.17
Granted	–	–	–		
Exercised	(170)	–	5.39		
Cancelled	(52)	–	4.98		
Outstanding December 31, 2001	336	–	$ 5.38	215	$ 4.70

The following table summarizes information about stock options outstanding under the 1998 Plan at December 31, 2001:

		Options Outstanding	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$ 2.31	141	6.0	$ 2.31
$ 4.62 – $ 5.78	128	7.0	5.56
$ 9.03 – $ 11.13	52	7.5	10.89
$ 13.97	15	8.0	13.97
	336		$ 5.38

An option that was granted outside of any of the Company's option plans in 1998 was exercised in February 2000, which resulted in the issuance of 277 shares of common stock.

The Company applies APB 25 and related interpretations in accounting for its plans and other stock-based compensation issued to employees. On May 2, 2001, the shareholders authorized an additional 717 shares to be available for grant under the 1999 Plan. The Company had previously granted, subject to shareholder approval, approximately 182 options with exercise prices ranging from $20.13 to $29.63. The closing price of the Company's stock on May 2, 2001 was $31.15. As a result in May 2001, the Company recorded deferred compensation of approximately $1,229, which will be amortized over the four-year vesting period of the options. The related non-cash compensation expense for 2001 was $639. In addition, for the years ended December 31, 2001, 2000 and 1999, the Company recognized $41, $167 and $164 of compensation expense, respectively, associated with options granted to employees with exercise prices below fair market value on the date of grant.

Had compensation cost for the Company's option plans been determined based upon the fair value at the grant date for awards under the plans consistent with the methodology prescribed under SFAS 123, the Company's net loss would have been increased by approximately $2,042, $635 and $315 for the years ended December 31, 2001, 2000 and 1999, respectively. This additional compensation expense would have resulted in a net loss and net loss per share of $8,221 and $0.51, $16,151 and $1.08, and $8,925 and $1.05 for the years ended December 31, 2001, 2000 and 1999, respectively. The fair values of options granted to employees have been determined on the date of the respective grant using the Black-Scholes option pricing model incorporating the following weighted average assumptions: (1) risk-free interest rate of 3.26% to 4.51% for 2001, 5.75% to 5.94% for 2000, and 4.88% to 6.20% for 1999; (2) dividend yield of 0.00%; (3) expected life of five years; and (4) volatility of 60% for 2001, 2000 and 1999.

The pro forma effects above may not be representative of the effects on future years because options vest over several years and new grants generally are made each year.

Effective September 30, 1999, the Company adopted an employee stock purchase plan to provide employees who meet eligibility requirements an opportunity to purchase shares of its common stock through payroll deductions of up to 10% of eligible compensation. Bi-annually, participant account balances are used to purchase shares of stock at 85% of the fair market value of shares on the exercise date or the offering date. The plan remains in effect unless terminated by the Board of Directors. A total of 595 shares are available for purchase under the plan. In 2001 and 2000, 49 and 33 shares were purchased under the plan for $842 and $451, respectively.

14. Commitments and Contingencies

The Company leases office space under long-term leases in New York, New York; London, England; Cambridge, England; Dallas, Texas; Calgary, Canada; Kirkland, Washington; and Houston, Texas.

Future minimum annual lease commitments are as follows:

2002	$	3,124
2003		3,180
2004		2,732
2005		1,876
2006		1,844
Thereafter		6,478
	$	19,234

Rent expense for the years ended December 31, 2001, 2000 and 1999 was $2,863, $2,232, and $1,009, respectively.

From time to time, in the ordinary course of business, the Company is subject to legal proceedings. While it is not possible to determine the ultimate outcome of such matters, it is management's opinion that the resolution of any pending issues will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

15. Related Party Transactions

On October 21, 1998, in connection with his employment with the Company, the Chief Executive Officer ("CEO") was loaned $1,000 by the Company in order to acquire shares of common stock. The loan bore interest at a rate of 9%, and all accrued and unpaid interest was payable upon maturity in October 2008. In addition, on October 21, 1998, the Company loaned the CEO $100. The loan bore interest at a rate of 9%. The $100 loan was repaid, including interest, in November 1999. In connection with the CEO's employment agreement, if certain performance criteria and other conditions were met, the CEO would receive a bonus based on forgiveness of the entire outstanding amount of the $1,000 loan plus accrued interest as well as additional shares of common stock. Such amounts were earned upon the IPO and resulted in a compensation related charge in the quarter ended March 31, 2000 of $3,563.

During 2000 and 1999, Caminus made distributions of $452 and $80, respectively, to its shareholders, for the estimated tax associated with the former LLC's taxable income.

On September 1, 1998, in connection with his employment with the Company, an employee was loaned $75 by the Company to acquire a portion of his shares of common stock. The loan bore interest at a rate of 9% and was repaid in April 2000.

Upon the IPO closing in February 2000, the Company paid two officers of the Company (former shareholders of CEL) a special bonus of $476.

As outlined in the former LLC Agreement, the Company was required to pay to GFI Energy Ventures ("GFI"), a shareholder of the Company, an annual management fee as consideration for financial, tax and general and administrative services. This fee was calculated as 1% of the shareholders aggregate adjusted capital contribution. Total management fees incurred for the year ended December 31, 1999 were approximately $377. In November 1999, the Company agreed to terminate its advisory arrangement with GFI effective as of the IPO closing in February 2000. As consideration, the Company paid GFI $1,300 from the net proceeds of the initial public offering.

16. Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The Company controls this risk through credit approvals, customer limits and monitoring procedures. Additionally, the Company can limit the amount of maintenance and support provided to its customers in the event of non-payment. During the years ended December 31, 2001, 2000 and 1999, there were no customers who represented more than 10% of consolidated revenues. At December 31, 2001 and 2000, the combined balances of three and four customers represented 26% and 29% of accounts receivable, net, respectively.

17. Segment Reporting

The Company has three reportable segments: software, strategic consulting and corporate. Software comprises the licensing of the Company's software products and the related implementation and maintenance services. Strategic consulting provides energy market participants with professional advice regarding where and how to compete in their respective markets. Corporate includes general overhead and administrative expenses not directly related to the operating segments, including rent and facility costs. Items recorded in the consolidated financial statements for purchase accounting, such as goodwill, intangible assets and related amortization, have been pushed down to the respective segments for segment reporting purposes. In evaluating financial performance, management uses earnings before interest and other income, income taxes, depreciation and amortization, IPO-related expenses and non-cash compensation expense ("Adjusted EBITDA") as the measure of a segment's profit or loss.

The accounting policies of the reportable segments are the same as those described in Note 2. There are no intersegment revenues or expenses between the three reportable segments.

The following tables illustrate the financial results of the three reportable segments:

	As of or Year Ended December 31, 2001			
	Software	Strategic	Corporate	Total
Operating Results:				
Revenues:				
Licenses	$ 34,579	$ –	$ –	$ 34,579
Software services	32,416	–	–	32,416
Strategic consulting	–	7,722	–	7,722
Total revenues	66,995	7,722	–	74,717
Adjusted EBITDA	25,092	3,239	(14,513)	13,818
Non-cash compensation	–	–	(680)	(680)
Acquired IPR&D	–	–	(1,300)	(1,300)
	25,092	3,239	(16,493)	11,838
Amortization/depreciation	(13,953)	(691)	(2,013)	(16,657)
Operating income (loss)	11,139	2,548	(18,506)	(4,819)
Total assets	$ 152,884	$ 10,353	$ 3,742	$ 166,979

	As of or Year Ended December 31, 2000			
	Software	Strategic	Corporate	Total
Operating Results:				
Revenues:				
Licenses	$ 24,573	$ –	$ –	$ 24,573
Software services	18,576	–	–	18,576
Strategic consulting	–	8,565	–	8,565
Total revenues	43,149	8,565	–	51,714
Adjusted EBITDA	15,018	4,666	(9,405)	10,279
Non-cash compensation	–	–	(167)	(167)
Loss on office relocation	–	–	(508)	(508)
IPO-related expenses	–	–	(12,335)	(12,335)
	15,018	4,666	(22,415)	(2,731)
Amortization/depreciation	(9,649)	(2,073)	(1,006)	(12,728)
Operating income (loss)	5,369	2,593	(23,421)	(15,459)
Total assets	$ 64,798	$ 8,295	$ 30,952	$ 104,045

	As of or Year Ended December 31, 1999			
	Software	Strategic	Corporate	Total
Operating Results:				
Revenues:				
Licenses	$ 12,538	$ –	$ –	$ 12,538
Software services	7,816	–	–	7,816
Strategic consulting	–	6,556	–	6,556
Total revenues	20,354	6,556	–	26,910
Adjusted EBITDA	6,855	3,633	(7,213)	3,275
Non-cash compensation	–	–	(968)	(968)
Acquired IPR&D	–	–	(1,000)	(1,000)
	6,855	3,633	(9,181)	1,307
Amortization/depreciation	(6,487)	(2,073)	(483)	(9,043)
Operating income (loss)	368	1,560	(9,664)	(7,736)
Total assets	$ 33,990	$ 4,922	$ 2,566	$ 41,478

Geographic information for the Company, for the years ended December 31, 2001, 2000 and 1999 is summarized in the table below. The Company's international revenues were derived primarily from Europe and the Company's international long-lived assets at December 31, 2001, 2000, and 1999 resided primarily in the United Kingdom.

	Year Ended December 31, 2001	2000	1999
Revenues:			
United States	$ 48,297	$ 30,733	$ 14,644
International	26,420	20,981	12,266
	$ 74,717	$ 51,714	$ 26,910

	As of December 31, 2001	2000	1999
Long-lived assets (includes all non-current assets):			
United States	$ 99,261	$ 51,721	$ 27,335
International	1,328	2,456	3,170
	$ 100,589	$ 54,177	$ 30,505

18. Supplemental Cash Flow Information

	Year Ended December 31, 2001	2000	1999
Unrealized gain on available for sale securities	$ –	$ 183	$ –
Reclassification of unrealized gain to realized gain on available for sale securities	(183)	—	—
Issuance of equity in connection with the acquisition of Altra	33,891	—	—
Issuance of equity in connection with the acquisition of Nucleus	—	3,757	—
Accrual of SS&C option buyback	—	—	250
Issuance of equity in connection with the acquisition of DC Systems	—	—	3,000
Interest paid	—	27	285
Income taxes paid	2,594	1,226	—

19. Quarterly Financial Data (unaudited)

The following table sets forth certain quarterly financial information for fiscal 2001:

	Quarter Ended March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001	Total
Revenues	$ 16,395	$ 17,738	$ 15,156	$ 25,428	$ 74,717
Gross profit	10,425	12,120	9,137	17,840	49,522
Net income (loss)	(2,423)	(947)	(3,125)	316	(6,179)
Basic and diluted net income (loss) per share	(0.15)	(0.06)	(0.20)	0.02	(0.38)

The following table sets forth certain quarterly financial information for fiscal 2000:

	Quarter Ended March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000	Total
Revenues	$ 8,520	$ 11,207	$ 14,717	$ 17,270	$ 51,714
Gross profit	5,342	7,975	9,859	11,653	34,829
Net loss	(14,013)	(586)	(369)	(548)	(15,516)
Basic and diluted net loss per share	(1.05)	(0.04)	(0.02)	(0.03)	(1.04)

The sum of the quarterly per share amounts do not always equal the annual amount reported, as per share amounts are computed independently for each quarter and for the twelve months based on the weighted average common and common equivalent shares outstanding in each such period. In 2000, the annual loss per share was also impacted by the issuance of a significant number of shares in the Company's IPO.

20. Subsequent Events (unaudited)

On February 12, 2002, the Board of Directors authorized an increase of 350 shares in the 2001 Plan from 700 shares to 1,050 shares. In addition, the Board of Directors authorized an increase of 200 shares in the 1999 Plan from 1,219 to 1,419, subject to shareholder approval.

Independent Auditors' Report

The Board of Directors and Stockholders

Caminus Corporation

We have audited the accompanying consolidated balance sheets of Caminus Corporation and Subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Caminus Corporation and Subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP

New York, New York

February 6, 2002

Report of Independent Accountants

To the Board of Directors and Stockholders
of Caminus Corporation

In our opinion, the accompanying consolidated statement of operations, consolidated statement of stockholders' equity and consolidated statement of cash flows present fairly, in all material respects, the results of operations and cash flows of Caminus Corporation and its subsidiaries (the "Company") for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

New York, New York
February 22, 2000

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this annual report regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "predicts," "potential," "intends," "continue," "may," "plans," "projects," "will," "should," "could," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may be a party to or make. We do not assume any obligation to update any forward-looking statements. You should also carefully review the risks outlined in other documents that we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 10-K for 2001, and Quarterly Reports on Form 10-Q that we will file in 2002.

We use the following registered trademarks: Caminus®, Altra®, AltraNet®, and Zai*Net®. We also use the following trademarks: Zai*Net Software™, Zai*Net Manager™, Zai*Net Risk Analytics™, Zai*Net Physicals™, Zai*Net Models™, Zai*Net WeatherDelta™, Zai*Net GasMaster II™, Gas*Master™, PowerMarkets™, PowerOptions™, GasOptions™, ProjectFinance™, Power*Master™, Zai*Net PowerMaster™, Plant*Master™, StoreFront™, Nucleus™, Nucleus Software™, Nucleus Manager™, Nucleus Risk Analytics™, Nucleus Physicals™, Altra™, Altra Software™, Altra Gas™, Altra Power™, Altra Pipeline™, Altra Web™, and Altra WebExchange™. All other trademarks and registered trademarks used in this annual report are the property of their respective owners.

We use market data, industry forecasts, and industry projections throughout this annual report, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. The forecasts and projections included in this annual report are based on industry surveys and the preparers' experience in the industry, and there is no assurance that any of the projected amounts will be achieved. Similarly, while we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information.

Caminus Corporation DIRECTORS AND OFFICERS

LAWRENCE D. GILSON
Chairman, GFI Energy Ventures LLC
(a fund manager with an exclusive energy focus)
Chairman of the Board

DAVID M. STONER
President and Chief Executive Officer
Director

ANTHONY H. BLOOM
Chairman, Cine-UK Ltd.
(a multiplex cinema company)
Director

CHRISTOPHER S. BROTHERS
Managing Director, Oaktree Capital Management, LLC
(a registered investment adviser)
Director

NIGEL L. EVANS
Executive Vice President,
Global Energy Market Strategy
Director

RICHARD K. LANDERS
Principal, GFI Energy Ventures LLC
(a fund manager with an exclusive energy focus)
Director

BRIAN J. SCANLAN
Chief Technology Officer
Director

CLARE M. J. SPOTTISWOODE CBE
Director

JOSEPH P. DWYER
Executive Vice President and Chief Financial Officer

JOHN A. ANDRUS
Executive Vice President and Chief Operating Officer

Annual MEETING:

The Annual Meeting of Stockholders will be held on Wednesday, April 24, 2002, at 10 a.m. (EDT) at The Penn Club, 30 West 44th Street, New York, NY 10036.

INVESTOR Information:

A copy of the 2001 Annual Report on Form 10-K may be obtained free of charge from the Investor Relations Department, Caminus Corporation, 825 Third Avenue, New York, NY 10022.
Phone (212) 515-3600

PRODUCT Information:

For information on Caminus products and services please call (212) 515-3600, or e-mail info@caminus.com.

STOCK Listing:

NASDAQ National Market System
Stock Symbol: CAMZ

AUDITORS:

KPMG LLP
345 Park Avenue
New York, NY 10154
212-758-9700

Investor RELATIONS:

Brainerd Communicators, Inc.
Phone: (212) 986-6667
Fax: (212) 986-8302

Transfer AGENT:

American Stock Transfer and Trust Company
40 Wall Street
New York, NY 10005
800-937-5449

CAMINUS CORPORATE OFFICES

NEW YORK
825 Third Avenue
New York, NY 10022
Phone: (212) 515-3600
Fax: (212) 888-0691

HOUSTON
10777 Westheimer Road
Suite 1250
Houston, TX 77042
Phone: (713) 974-9000
Fax: (713) 974-3303

1221 Lamar Street
Suite 950
Houston, TX 77010
Phone: (713) 210-8000
Fax: (713) 210-8001

DALLAS
Providence Towers
5001 Spring Valley Road
Suite 390 West
Dallas, TX 75244
Phone: (972) 960-6862
Fax: (972) 233-2110

KIRKLAND
13513 N.E. 126th Place
Suite B
Kirkland, WA 98034
Phone: (425) 814-4000
Fax: (425) 814-4001

LONDON
Swan House
33 Queen Street
London EC4R 1BR
United Kingdom
Phone: 011 44 207 332 4700
Fax: 011 44 207 332 4701

CAMBRIDGE
Caminus House
Castle Park
Cambridge CB3 0RA
United Kingdom
Phone: 011 44 1223 715 900
Fax: 011 44 1223 369 599
Fax: 011 44 1223 301 637

CAMINUS

825 Third Avenue
New York, NY 10022
Phone: (212) 515-3600 Fax: (212) 888-0691
Web: www.caminus.com E-mail: info@caminus.com